OLSHAN
Olshan Grundman Frome Rosenzweig  & Wolosky LLP

                                                               PARK AVENUE TOWER
                                                             65 EAST 55TH STREET
                                                        NEW YORK, NEW YORK 10022
                                                         TELEPHONE: 212.451.2300
                                                         FACSIMILE: 212.451.2222

                                                                  WWW.OLSHAN.COM

                                                        DIRECT DIAL:212.451.2245
                                                      EMAIL:DADLER@OLSHANLAW.COM

                                   July 29, 2005

Ms. Michele Anderson
Legal Branch Chief
Division of Corporations
Securities and Exchange Commission
Washington, D.C. 20549

RE:         LYNCH INTERACTIVE CORPORATION
            AMENDED PRELIMINARY PROXY MATERIALS

Dear Ms. Anderson:

            We are  securities  counsel to Lynch  Interactive  Corporation  (the
"Company") and are  submitting,  on behalf of the Company,  its responses to the comment  letter from the Division of  Corporation  Finance,  dated July 8, 2005, relating to the filing of the Company's amended preliminary proxy materials. The
Company's  responses are numbered to correspond to the Staff's  comments and are filed  together with the Company's  amended  preliminary  proxy  statement  (the
"Amended  Preliminary Proxy  Statement"),  amending the previous proxy statement filed on June 22, 2005.

                                  SCHEDULE 14A

GENERAL

1.   WE NOTE YOUR  RESPONSE TO OUR PRIOR  COMMENT SIX. YET IT APPEARS THAT THESE
     PROPOSED ACTIONS ARE SEPARATE  MATTERS THAT REQUIRE SEPARATE  CONSIDERATION
     BY YOUR  SHAREHOLDERS.  PLEASE  REVISE TO UNBUNDLE  THE MATTERS AS SEPARATE
     PROPOSALS  ON THE PROXY  CARD AND  PROVIDE  A  BALANCED  DISCUSSION  OF THE

                                                               NEW JERSEY OFFICE
                                                        2001 ROUTE 46/ SUITE 202
                                                    PARSIPPANY, NEW JERSEY 07054
                                                         TELEPHONE: 973.335.7400
                                                         FACSIMILE: 973.335.8018

July 29, 2005

     POSITIVE  AND  NEGATIVE  ASPECTS OF THE  PROPOSAL  RELATING TO THE RIGHT OF
     FIRST  REFUSAL  OPTION  IN THE  PROXY  STATEMENT.  ALSO  NOTE  THAT YOU MAY
     CONDITION  EACH  PROPOSAL  UPON THE  APPROVAL  OF THE OTHER TO ADDRESS  THE
     CONCERN EXPRESSED IN YOUR RESPONSE.  ALTERNATIVELY, IF SHAREHOLDER APPROVAL
     OF THE PORTION OF THE AMENDMENT  THAT  DESCRIBES THE RIGHT OF FIRST REFUSAL
     IS REQUIRED BY STATE LAW,  YOUR CHARTER OR BYLAWS,  THEN PLEASE  PROVIDE US
     WITH A  DETAILED  ANALYSIS  IN YOUR  RESPONSE  LETTER OF WHY THIS  PROPOSED
     PORTION IS SO IMMATERIAL  AS TO NOT MERIT  SEPARATE  CONSIDERATION  BY YOUR
     SHAREHOLDERS.

     The proposals to amend the Company's Certificate of Incorporation have been unbundled  and are now  presented as separate  proposals to (1) approve the reverse  stock and (2) grant a right of first refusal to the Company in the event a shareholder  wishes to sell its shares in the future. The proposals are inter-dependent,  I.E., if both are not approved, neither will be given effect.

2.   REVISE THE LETTER TO  SHAREHOLDERS  TO INDICATE THAT YOU HAVE ADDED A FIFTH
     PROPOSAL RELATING TO ADJOURNING THE MEETING TO SOLICIT ADDITIONAL PROXIES.

     The requested revision has been made.

SUMMARY TERM SHEET, PAGE 1

3.   PROVIDE  AN  EXAMPLE  OF THE  FAIR  MARKET  VALUE  TO BE  PAID  IN  LIEU OF
     FRACTIONAL  SHARES IN THE  REVERSE  STOCK  SPLIT AS OF THE MOST RECENT DATE
     PRACTICABLE.

     An example of the fair market value to be paid in lieu of fractional shares has been added to the first bullet point under the heading  "Reverse  Stock
     Split; "Going Dark;" "Pink Sheet" Quotation" on page 1.

SPECIAL FACTORS, PAGE 12

4.   PLEASE  DISCLOSE  WHEN YOU  EXPECT TO MAKE  YOUR  DECISION  ON  FILING  THE
     AMENDMENT  THAT  EFFECTS THE REVERSE  STOCK  SPLIT,  AS  INDICATED  IN YOUR
     RESPONSE TO OUR PRIOR COMMENT 10.

     The Company has revised the Amended Preliminary Proxy Statement to disclose on page 13 that it expects to make a decision with respect to the filing of the amendment within 60 days after approval by stockholders.

BACKGROUND OF THE PROPOSAL, PAGE 12

5.   AS STATED IN PRIOR COMMENT 12, YOUR BACKGROUND  SECTION SHOULD DISCLOSE THE
     SUBSTANCE  OF ALL  MEETINGS,  NEGOTIATIONS,  CONTACTS,  ETC.,  AMONG  BOARD
     MEMBERS AND EXECUTIVE  OFFICERS DURING THE  CONSIDERATION OF THE RULE 13E-3
     TRANSACTION.  PLEASE  REVISE TO  PROVIDE  AN  EXPANDED  DESCRIPTION  OF ALL
     CONTACTS  LEADING UP TO THE BOARD'S  DECISION TO APPROVE THE REVERSE  SPLIT
     TRANSACTION.  FOR EXAMPLE,  DISCLOSE WHO FIRST PROPOSED THE  POSSIBILITY OF
     TAKING THE COMPANY PRIVATE AND WHEN THIS OCCURRED. ALSO, IT IS UNCLEAR WHAT
     TOOK PLACE BETWEEN THE MEETING OF THE AUDIT  COMMITTEE ON JANUARY 12, 2005,
     WHERE DELOITTE  & TOUCHE EXPRESSED CONCERNS ABOUT THE COMPANY'S READINESS TO
     COMPLY  WITH  SECTION  404,  AND THE  SUBSEQUENT  MEETINGS  IN JANUARY  AND

July 29, 2005

     FEBRUARY 2005 AT WHICH THE BOARD  CONSIDERED  THE SPECIFIC PRICE TO PAY FOR
     FRACTIONAL  SHARES IN A REVERSE STOCK SPLIT.  IN ADDITION,  EXPLAIN WHY THE
     BOARD  CONSIDERED  THE CASH OUT PRICE IN THE REVERSE  STOCK SPLIT BEFORE IT
     EVALUATED  ALTERNATIVE  WAYS TO TAKE THE COMPANY  PRIVATE AT THE MEETING ON
     MARCH 9,  2005.  THE  DISCLOSURE  SHOULD  MAKE CLEAR HOW AND WHEN THE BOARD
     DETERMINED  TO PURSUE A GOING  PRIVATE  TRANSACTION  AND,  SPECIFICALLY,  A
     REVERSE STOCK SPLIT.

     The Company has expanded its description of all contacts  leading up to the
     Board's  decision to approve the reverse  stock split,  including  the fact that the  possibility  of taking the Company  private was first proposed by the Chairman of the Board.

     Although  the  Company's  Board  of  Directors  did not  formally  consider alternative  transactions  until its  meeting on March 9, 2005,  all of the
     Board  members  are  sophisticated  business  people  who were aware of and considered the  alternatives to the reverse stock split. As they were aware that  the  alternatives  were  not  practical  - for  example,  the sale of telecommunications  companies  can  involve  regulatory  delays at both the federal and state levels - they began to consider the cash out price in the reverse  stock  split  prior to  formal  consideration  of the  alternative transactions at the March 9, 2005 meeting.

6.   DISCLOSE THE SPECIFIC  CONCERNS  THAT  DELOITTE  & TOUCHE  EXPRESSED AND ANY
     ADVICE IT GAVE TO THE AUDIT  COMMITTEE  IN  CONNECTION  WITH THE  COMPANY'S
     SECTION 404 COMPLIANCE.

     Deloitte  & Touche was  concerned  that the limited  personnel  resources at each of the  Company's  subsidiaries  could  make  Section  404  compliance difficult.  In addition,  each subsidiary is  geographically  dispersed and there is a lack of  centralization  of  subsidiary  processes and controls.
     Further,  at the January 12, 2005 audit committee  meeting,  Deloitte &
     Touche  expressed  concern that,  given the pace of the Company's  progress toward  compliance with the  Sarbanes-Oxley  Act using  primarily  internal resources to document key processes and controls,  the Company's ability to complete its work, including  management's testing, as of December 31, 2005 was in  question.  Deloitte  &  Touche  advised the audit  committee to consider  expanding  its  use  of  external  resources  to  supplement  the
     Company's efforts.

7.   REVISE TO DESCRIBE THE NATURE OF THE  "UNCERTAINTIES  AS TO WHEN AND IF THE
     PROPOSAL  WOULD BE ACTED  UPON" THAT LED THE BOARD TO USE A FORMULA  PRICE.
     ALSO  DISCLOSE  WHAT  PROMPTED THE BOARD TO INCREASE THE PRICE FROM 110% TO
     120% OF THE  AVERAGE  MARKET  PRICE AND HOW IT  DETERMINED  TO USE A 20-DAY
     AVERAGE.  FURTHERMORE,  EXPLAIN  WHAT THE  BOARD  LEARNED  FROM THE  CAYMUS
     PARTNERS  DRAFT REPORT AND OPINION THAT RESULTED IN THE ADDITION OF THE $29
     PER SHARE FLOOR.

     The Company has revised its  disclosure to explain that the  "uncertainties as to when and if the proposal  would be acted upon"  include the fact that it cannot be predicted with certainty when  stockholder  approval will take place and the fact that the  Company's  Board of Directors  has  discretion with  respect to the timing of the filing of the  amendment to its Restated
     Certificate of Incorporation.

July 29, 2005

     The Board increased the price from 110% to 120% of the average market price because it felt that the 20% premium was a fairer price, particularly given then recent declines in the stock price.  Management suggested the use of a
     20-day  average  because  it is a  relatively  common  convention  used  to determine fair market value.

     Caymus  Partners'  report  utilized a number of  methodologies  in order to analyze the Company's  value.  The  discounted  cash flow  analysis,  which
     Caymus  considers  to be the most  accurate  measure of a  company's  going concern value, resulted in a mean implied equity per share value of $29.00.
     Based in part on this analysis,  the Board  determined  that the $29.00 per share "floor" was  appropriate.  Please see  "Background  of the Proposal,"
     pages 11-12.

OPINION OF FINANCIAL ADVISOR, PAGE 20

8.   AS REQUESTED IN PRIOR COMMENT 20, PLEASE FILE THE CAYMUS PARTNERS DRAFT AND
     FINAL  REPORTS AS  EXHIBITS  TO THE  SCHEDULE  13E-3  PURSUANT TO ITEM 9 OF
     SCHEDULE  13E-3 AND ITEM  1016(C) OF  REGULATION  M-A, AS THEY APPEAR TO BE
     MATERIALLY RELATED TO THE RULE 13E-3 TRANSACTION.

     The  Company  has filed the  Caymus  Partners  draft and final  reports  as exhibits to its Schedule 13E-3.

9.   INDICATE THAT THE  ADVISOR'S  OPINION  ADDRESSES  FAIRNESS TO THE COMPANY'S
     "PUBLIC  SHAREHOLDERS"  AND EXPLAIN  THAT THE TERM REFERS TO  "UNAFFILIATED
     SECURITY HOLDERS" AS INDICATED IN YOUR RESPONSE TO PRIOR COMMENT 36.

     The  Company  has  revised  its  disclosure  accordingly.  See  "Opinion of
     Financial Advisor," page 19.

10.  SO THAT INVESTORS MAY REALIZE THE  SIGNIFICANCE  OF EACH  ANALYSIS,  PLEASE
     INDICATE THE MULTIPLES CAYMUS PARTNERS UTILIZED. SEE PRIOR COMMENT 21.

     The Company has revised its  disclosure to indicate the multiples  utilized by Caymus Partners. See "Opinion of Financial Advisor," at pages 23-24.

11.  WE REISSUE  PRIOR  COMMENT 32 AND REQUEST  THAT YOU REVISE THE  DOCUMENT TO
     DISCLOSE  THE  FINANCIAL  FORECASTS  THAT THE  AUDIT  COMMITTEE  AND  BOARD
     UTILIZED OR PROVIDED TO CAYMUS PARTNERS AND THE ASSUMPTIONS  UNDERLYING THE
     FORECASTS.

     The financial forecasts that the Audit Committee and Board utilized and the assumptions underlying the forecasts have been included as Exhibit C to the
     Company's Amended Preliminary Proxy Statement.

ALTERNATIVE TRANSACTIONS CONSIDERED, PAGE 26

12.  REVISE THE  DISCUSSION  OF THE ISSUER TENDER OFFER  ALTERNATIVE  TO INCLUDE
     YOUR RESPONSE TO PRIOR COMMENT 25.

July 29, 2005

     The  Company  has  revised its  disclosure  accordingly.  See  "Alternative
     Transactions Considered," page 26.

13.  QUANTIFY  THE  COMPANY'S  EXPENSES  TO DATE  RELATING TO ITS DEFENSE OF THE
     TAYLOR  FALSE  CLAIMS ACT CASE.  ALSO  PROVIDE  FURTHER  DETAILS  ABOUT WHY
     DEFENDING  THE CASE  IMPACTED THE BOARD'S  DECISION NOT TO CONSIDER A THIRD
     PARTY BUY-OUT.

     To date, the Company's expenses relating to its defense of the Taylor False
     Claims Act case are approximately $5,000,000. Although the Company believes that the lawsuit is completely without merit, the alleged damages sought by plaintiff  in the  case  are in  excess  of $1  billion,  an  indeterminate proportion  of which  might  have to be borne by the  Company,  making  the
     Company an  unattractive  candidate for a third party buy-out at this time.
     As a result, the Company did not consider a third party buy-out.

FAIRNESS OF THE REVERSE STOCK SPLIT, PAGE 28

14.  WE  REISSUE  PRIOR  COMMENT  30  IN  PART.  DISCLOSE  WHETHER  OR  NOT  THE
     TRANSACTION IS  SUBSTANTIVELY  AND PROCEDURALLY  FAIR TO BOTH  UNAFFILIATED
     SECURITY  HOLDERS  WHO WILL BE CASHED OUT IN THE  REVERSE  STOCK  SPLIT AND
     THOSE UNAFFILIATED SECURITY HOLDERS WHO WILL RETAIN THEIR INVESTMENT IN THE
     COMPANY.  AGAIN, WE REFER YOU TO QUESTION AND ANSWER NO. 19 IN EXCHANGE ACT
     RELEASE NO.  34-17719,  WHICH EXPLAINS THAT THE  DISCUSSION  SHOULD ADDRESS
     FAIRNESS OF THE TRANSACTION TO DIFFERENT  GROUPS OF  UNAFFILIATED  SECURITY
     HOLDERS IF THE TRANSACTION MAY HAVE A DIFFERENT IMPACT ON THEM.

     The Board of  Directors  believes  the  transaction  is  substantively  and procedurally fair to both unaffiliated  stockholders who will be cashed out in the  reverse  stock  split  and to  unaffiliated  stockholders  who will continue to be stockholders following the reverse stock split. As described in the eighth and ninth questions and answers under  "Questions and Answers
     About the Meeting and the Proposals," all  unaffiliated  stockholders  will have the  ability  to be cashed out or to remain  stockholders  as they see fit. Cashed out  stockholders  will be paid the greater of 120% of the fair market value of their shares or $29.00 per share.  Continuing  Stockholders have the advantage of continuing as stockholders in a company that will not be  subject  to  the  costs  associated  with  compliance  with  applicable securities  laws,  including  Section 404 of the Sarbanes  Oxley Act.  This savings will  significantly  decrease the Company's expenses going forward, improving liquidity.

15.  REVISE TO STATE THAT THE RULE 13E-3  TRANSACTION WAS APPROVED BY A MAJORITY
     OF DIRECTORS WHO ARE NOT  EMPLOYEES OF THE COMPANY IN ACCORDANCE  WITH ITEM
     1014(E) OF REGULATION MA. SEE PRIOR COMMENT 31.

     The  requested  revision has been made.  See "Fairness of the Reverse Stock
     Split," at page 28.

16.  REVISE TO INDICATE HOW THE BOARD SPECIFICALLY EVALUATED THE COMPANY'S GOING
     CONCERN  VALUE AND  EXPLAIN  HOW THE CASH TO BE PAID IN LIEU OF  FRACTIONAL
     SHARES  COMPARES IN RELATION TO THAT VALUE.  QUANTIFY THE  COMPANY'S  GOING
     CONCERN VALUE TO THE EXTENT POSSIBLE.

July 29, 2005

     In evaluating  the Company's  going concern  value,  the Board of Directors reviewed  the  report  of  Caymus  Partners,  which  presented  a number of financial analyses of the Company.  The Board felt that the discounted cash flow analysis  presented  the most accurate  measure of going concern value because such a measure attempts to value the Company,  not in comparison to other  companies or  transactions,  but as a company that will  continue to
     operate.   Using  the  discounted  cash  flow  analysis,   Caymus  Partners
     determined  that the implied  equity value per share for the Company ranged from $24.05 to $33.96 (with a mean value of $29.00). Based on this analysis and in light of the fact that the Company's  stock price has ranged between
     $19.25 and  $37.95  since the  beginning  of 2003,  the Board of  Directors determined that the cash to be paid in lieu of fractional  shares should be based on the formula set forth in the Proxy  Statement.  See "Background of the Proposal," pages 11-12 and "Fairness of the Reverse Stock Split," pages
     27-28.

17.  DISCLOSE THE SPECIFIC  CURRENT AND HISTORICAL  MARKET PRICES THAT THE BOARD
     CONSIDERED  AND  CLARIFY  WHETHER OR NOT THE  PRICES  SUPPORT  THE  BOARD'S
     FAIRNESS DETERMINATION. IN THIS REGARD, DISCLOSE THE DISCOUNT THAT THE CASH
     PAYABLE IN THE  REVERSE  STOCK SPLIT  REPRESENTS  AS COMPARED TO THE HIGHER
     MARKET PRICES DURING THE PRECEDING 12-MONTH PERIOD, PARTICULARLY DURING THE
     FIRST QUARTER OF 2005 WHEN THE BOARD WAS FORMULATING THE TERMS OF THE GOING
     PRIVATE  TRANSACTION,  AND PROVIDE A MORE  THOROUGH  DISCUSSION  OF WHY THE
     BOARD  BELIEVES  THE  TRANSACTION  IS FAIR IN LIGHT OF THE  DISCOUNT.  YOUR
     CURRENT DISCLOSURE AT THE TOP OF PAGE 29 IS VAGUE. SEE PRIOR COMMENT 29.

     In  developing  the  pricing  formula  to be used,  the Board of  Directors considered  market prices of the Common Stock over the 12-month period from the beginning of the second quarter of 2004 to the end of the first quarter of 2005.  During that  period,  the market price of the Common Stock ranged from high of $37.95 to a low of  $19.25.  If the  reverse  stock  split had taken place on January 18,  2005,  the  Company's  stockholders  would have received  $30.25 per share based on the market price of the Common Stock, a
     $1.25  premium over the $29.00 per share  "floor"  price.  However,  if the reverse stock split had taken place on March 31, 2005,  stockholders  would have  received  $24.00 per share  based on the  market  price of the common stock, a $5.00 discount from the $29.00 per share "floor" price.  The Board considered  such recent  declines in market  prices of the Common  Stock as compared to the higher prices during  certain  periods of the first quarter of 2005,  though  not in a  mechanical  fashion.  In an effort to take into account  the  discount  that the cash  payable in the  reverse  stock split represents  as  compared  to the recent  higher  market  prices,  the Board settled on a 20% premium over the 20-day average  closing price formula and added a "floor" price of $29 per share.  See "Fairness of the Reverse Stock
     Split," at page 28.

18.  TO THE EXTENT THE BOARD IS RELYING ON THE ANALYSES OF CAYMUS  PARTNERS WITH
     RESPECT  TO BOOK  VALUE  AND  LIQUIDATION  VALUE,  THEN  THE  BOARD  SHOULD
     EXPRESSLY ADOPT THE ADVISOR'S ANALYSES. REFER TO QUESTION AND ANSWER NO. 20
     IN  EXCHANGE  ACT  RELEASE  NO.  34-17719.  IF THE BOARD DOES NOT ADOPT THE
     ADVISOR'S  ANALYSIS OF THE FACTORS LISTED IN INSTRUCTION  2(III) AND (V) TO
     ITEM 1014 OF REGULATION M-A, THEN THE BOARD MUST PROVIDE ITS OWN DISCUSSION
     OF THE FACTORS.

July 29, 2005

     The Company's  Board of Directors has expressly  adopted  Caymus  Partners'
     analyses with respect to book value and liquidation  value. See "Background of the  Proposal,"  page 11 and "Fairness of the Reverse Stock Split," page
     28.

19.  REVISE TO DISCLOSE  WHETHER THE BOARD  EVALUATED  THE  CONSIDERATION  AS IT
     COMPARES TO ANY FIRM OFFERS  MADE  DURING THE PAST TWO IN  ACCORDANCE  WITH
     INSTRUCTION  2(VIII) TO ITEM 1014 OF REGULATION M-A. IF TRUE, YOU MAY STATE
     THAT THE BOARD DID NOT CONSIDER ANY FIRM OFFERS BECAUSE THERE WERE NONE.

     The Board of Directors did not consider any firm offers, because there were none made during the past two years.

20.  IN THE LAST  PARAGRAPH  ON PAGE 28,  HAVE THE  BOARD  ACKNOWLEDGE  THAT THE
     COMPANY PAID  SUBSTANTIALLY  HIGHER PRICES  PURSUANT TO THE REPURCHASE PLAN
     AND  DEMONSTRATE  HOW THOSE  PRICES  COMPARE TO THE  AMOUNT  PAYABLE IN THE
     REVERSE STOCK SPLIT.

     The  disclosure  has been revised to indicate  that through March 31, 2004, the Corporation  repurchased  such shares at an average price of $32.26 per share,  which  is more  than  $3.00  per  share  over  the  $29.00  "floor"
     established for the reverse stock split. See "Fairness of the Reverse Stock
     Split," at page 28.

SPECIAL INTERESTS OF AFFILIATED PERSONS IN THE TRANSACTION, PAGE 31

21.  PLEASE  REVISE YOUR  DISCUSSION  OF AFFILIATE  SHAREHOLDERS,  AS AMENDED IN
     RESPONSE TO OUR PRIOR  COMMENT 15, SO THAT IT ALSO COVERS  AFFILIATES  THAT
     ARE NOT DIRECTORS OR OFFICERS.

     The Company does not have any affiliated stockholders who are not directors or officers.

MARKET RELATED INFORMATION, PAGE 37

22.  PLEASE INCLUDE ALL COMPLETED  FISCAL  QUARTERS IN YOUR TABLE OF STOCK SALES
     PRICES.

     The table of stock prices has been revised to include all completed  fiscal quarters.

July 29, 2005

                                     CLOSING

     For your  convenience,  under  separate  cover we will  deliver to you four marked copies (compared to the amended preliminary proxy statement filed on
     June  22,  2005);  four  clean  copies  of the  amended  preliminary  proxy statement  and four copies of the Company's  amended  Schedule  13E-3.  The
     Company plans to file  amendments to its Annual Report on Form 10-K for the year ended December 31, 2004 and its Quarterly  Report on Form 10-Q for the
     quarter ended March 31, 2005. At such time as those amendments are filed we will deliver to you four copies of each document.

     We welcome a further  discussion on any of our points addressed within this response letter. I may be reached at (212) 451-2244.

                                            Very truly yours,

                                            /s/ David J. Adler

                                            David J. Adler

cc: Robert E. Dolan
    John A. Cole
    Paul Goldstein